4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR FISCAL 2008

WINNIPEG, Manitoba – (August 28, 2008) Medicure Inc. (TSX:MPH;), a cardiovascular focused, biopharmaceutical company, today reported the results of operations for the fiscal year ended May 31, 2008. All amounts referenced herein are in Canadian dollars unless otherwise noted.

In fiscal 2008, the Company was focused on two major objectives; the 3,000 patient Phase 3 trial of MC-1 for protection of ischemic reperfusion injury during Coronary Artery Bypass Graft surgery (CABG), entitled MEND-CABG II, and on increasing the sales of AGGRASTAT®. In February 2008 the Company announced that the pivotal Phase 3 trial, MEND-CABG II, did not meet the primary end point and therefore would not file an application for regulatory approval of the use of MC-1, for this indication. It further announced that the MC-1 development for the acute indication of CABG, Acute Coronary Syndrome and Stroke would be put on hold. The Company further advised that its primary focus would shift to increasing the sales of AGGRASTAT® through its commercial business and that the Company’s research and development activity would be mainly directed at exploring other clinical applications of MC-1.

Corporate Update

As a result of the MEND-CABG II study results, the Company announced a restructuring plan that resulted in the organization reducing its head count by approximately 50 employees and full-time consultants. The restructuring and downsizing in March conserved capital for ongoing operations. Efforts are underway to reduce overhead further and to work with the Company’s strategic partners to reduce costs where suitable.

The Company believes it has sufficient resources to fund its planned operations until the end of the 2009 fiscal year. The Company is also exploring various alternatives for further strengthening its financial position and will provide additional guidance as appropriate.

AGGRASTAT® Update

During the fourth quarter of fiscal 2008, sales of AGGRASTAT® were $741,000 representing the largest quarterly total for the 2008 fiscal year. The Company also notes the successful quarter over quarter growth in revenues in each of the last two quarters of fiscal 2008 and expects this trend to continue into the first quarter of fiscal 2009.

“Our AGGRASTAT® sales and marketing team has evolved since the beginning of the year. The team has learned to successfully leverage AGGRASTAT®’s key clinical and economic advantages into converting new accounts and earning new business. We are optimistic that this team can build on its successes during the past fiscal quarters and carry them forward into fiscal 2009 and beyond,” commented Medicure’s President and CEO, Albert D. Friesen PhD.

Financial Results:

AGGRASTAT® net revenues for fiscal year ending May 31, 2008 were $2,247,000 compared to $5,945,000 for the fiscal year ending May 31, 2007. Net Revenues were lower for the year ended May 31, 2008 as compared to fiscal 2007 for several reasons including the reconfiguring of the Company’s commercial operations during the first quarter of fiscal 2008. While the Company’s focus has been on stabilizing revenues, it was recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization and has since transitioned to an internally managed and more cost effective operation. This transition will require additional time to fully implement and establish customer relationships in order to stabilize and eventually increase product revenues.

Research and development expenditures increased by $5,324,000 to $28,660,000 in fiscal 2008 as compared to $23,336,000 in fiscal 2007 due to the advancement and completion of the Phase 3 MEND-CABG II study during fiscal 2008.

Selling, general and administrative expenditures were $12,073,000 for the fiscal year ended May 31, 2008 compared to $11,048,000 for the fiscal year ended May 31, 2007. Selling, general and administrative expenditures increased during the year ended May 31, 2008 as compared to fiscal 2007 mainly due to costs associated with the structuring of the financing agreements entered into during the year and the activities resulting from the Company’s restructuring efforts along with increases in some regulatory and capital tax costs.

During the fiscal year ended May 31, 2008, the Company recorded a write-down of $13,057,000 for intangible assets related to MC-1 and AGGRASTAT®. During the 2008 fiscal year the Company determined that conditions had arisen which triggered the need to review certain of the Company’s long lived assets for impairment. In particular, during the 2008 fiscal year, the Company announced that the results from the Phase 3 MEND-CABG II clinical trial did not meet its primary endpoint. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. The Company has decided to discontinue at this time the development of MC-1 as a monotherapy for acute indications such as CABG and announced a corporate restructuring in March 2008. These factors, along with a lower than originally projected AGGRASTAT® sales had triggered the need to review the Company’s intangible assets for impairment under CICA Handbook Section 3063.

As a result of the above noted items, the financial results for the year ended May 31, 2008 include a consolidated net loss from operations of $57,403,00 or $0.46 per share, compared to $31,703,000 or $0.30 per share for the year ended May 31, 2007.

At May 31, 2008 the Company had cash and cash equivalents totaling $11,905,000, as well as $11,916,000 of restricted cash, as compared to $31,770,000 of cash and cash equivalents as of May 31, 2007.

The Company has reported a loss of $57,403,000 and negative cash flows from operations of $41,865,000 in the year ended May 31, 2008, and an accumulated deficit of $135,233,000 as at May 31, 2008. In March 2008, the Company announced a significant corporate restructuring stemming from the unfavorable results of the Phase 3 MEND-CABG II trial. This restructuring included a significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the end of the 2009 fiscal year without additional sources of cash and/or further deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to increase operating revenue and continue to reduce operating expenses and to secure additional funding within the next six months through partnerships and/or equity financing. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management’s Discussion and Analysis for the year ended May 31, 2008 are accessible on Medicure’s website at www.medicure.com.

Notification of Conference Call:
Medicure has scheduled a conference call to review its results of operations for the fiscal year ended May 31, 2008:

Notification of Conference Call:
Date:	Friday August 29, 2008
Time:	8:30 AM Eastern Time

Telephone:	1-416-340-8010 or 1-866-540-8136

Archive of Conference Call:
Telephone:	1-416-695-5800 or 1-800-408-3053
Passcode:	3232831
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	September 6, 2008

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com